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                      [CENTERPOINT ENERGY, INC. LETTERHEAD]

July 15, 2005

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

      Re: Request for Acceleration of Effectiveness of Registration Statement on Form S-4 of CenterPoint Energy, Inc. (File No. 333-123182)

Ladies and Gentlemen:

            Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the "Securities Act"), CenterPoint Energy, Inc. hereby requests that the effectiveness of its Registration Statement on Form S-4 (File No. 333-123182) be accelerated so that it will become effective on Tuesday, July 19, 2005 at 1:00 p.m., Washington D.C. time, or as soon thereafter as practicable.

            Please contact our outside counsel Gerald M. Spedale of Baker Botts L.L.P. (713.229.1734) to confirm effectiveness.

                                           Very truly yours,

                                           CenterPoint Energy, Inc.

                                           By: /s/ Richard B. Dauphin
                                               ---------------------------------
                                                   Richard B. Dauphin
                                                   Assistant Corporate Secretary

cc:   Pradip Bhaumik
      Securities and Exchange Commission

      James S. Brian
      Linda Geiger
      Rufus S. Scott
      CenterPoint Energy, Inc.

      Gerald M. Spedale
      James H. Mayor
      Baker Botts L.L.P.